UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month April 2012

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .            .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Relevant Event, dated April 24, 2012.	2

FIRST QUARTER 2012 REPORT GRIFOLS FIRST QUARTER 2012 REPORTER

GRIFOLS DISCLAIMER The facts and figures contained in this report which do not refer to historical data are “projections and forward-looking statements”. The words and expressions like “believe”, “hope”, “anticipate”, “predict”, “expect”, “intend”, “should”, “try to achieve”, “estimate”, “future” and similar expressions, insofar as they are related to Grifols Group, are used to identify projections and forward-looking statements. These expressions reflect the assumptions, hypothesis, expectations and anticipations of the management team at the date of preparation of this report, which are subject to a number of factors that could make the real results differ considerably. The future results of Grifols Group could be affected by events related to its own activity, such as shortages of raw materials for the manufacture of its products, the launch of competitive products or changes in the regulations of markets in which it operates, among others. At the date of preparation of this report Grifols Group has adopted the measures it considers necessary to offset the possible effects of these events. Grifols, S.A. does not assume any obligation to publicly inform, review or update any projections and forward-looking statements to adapt them to facts or circumstances following the preparation of this report, except as specifically required by law. This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law 24/1988, of July 28, the Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations. FIRST QUARTER 2012 REPORT 2

GRIFOLS GRIFOLS MOVES FORWARD WITH THE INTEGRATION PROCESS IMPROVEMENT IN OPERATING MARGINS REFLECTS SOME OF THE SYNERGIES RELATED TO RAW MATERIALS AND MANUFACTURING COSTS BEING ACHIEVED GRIFOLS IMPROVES THE FINANCIAL CONDITIONS INITIALLY NEGOTIATED TO PURCHASE TALECRIS AND ANTICIPATES A REDUCTION IN FINANCIAL EXPENSES POSITIVE PROGRESS IN ALL DIVISIONS DUE TO INCREASED SALES VOLUME IN A STABLE PRICES’ SCENARIO THE BIOSCIENCE DIVISION GENERATES OVER 88% OF GROUP INCOME SALES OF GRIFOLS’ MAIN HEMODERIVATIVES INCREASE AND GRIFOLS CONSOLIDATES ITS LEADERSHIP POSITION IN IVIG AND ALPHA1-ANTITRYPSIN OVER 90% OF REVENUE IS GENERATED IN INTERNATIONAL MARKETS. SPAIN REDUCES ITS WEIGHT TO 9% OF TOTAL SALES REVENUE THE STRENGTHENING OF THE COMMERCIAL STRUCTURES IN NORTH AMERICA HELPS BOOST SALES BY MORE THAN 23%1 TO EXCEED 400 MILLION EUROS GRIFOLS STRENGTHENS THE INTRODUCTION OF NEW DIAGNOSTIC AND HOSPITAL LOGISTIC PRODUCTS ON THE US MARKET FIRST QUARTER 2012 REPORT 3

GRIFOLS FIRST QUARTER RESULTS 2012 Adjusted2 EBITDA increases by 41.3%1 reaching 213.1 million euros. EBITDA Margin increases over 500 bps reaching 32% of sales Group sales increase 17.7%1 reaching 666.7 million euros in the first quarter of 2012 80% of Grifols’ industrial activity is carried outside Spain Grifols duplicates its net profit reaching 67.5 million euros, during the first quarter 1. PROFIT AND LOSS: MAIN INDICATORS DURING THE FIRST QUARTER OF 2012 SALES TRENDS Grifols’ sales revenue has increased 17.7%1 in the first quarter of 2012, reaching 666.7 million euros as of March, in comparison to the 566.5 million euros that would have been achieved taking into consideration the combined pro-forma income of Grifols and Talecris1 during the same period in 2011. On a reported3 basis, excluding, for comparison, Talecris sales from January to March 2011 as Talecris was acquired in June 2011, there was a 155.0% increase. An increase in sales volume has been seen across all divisions and continues to be the primary driver of growth although, in general terms, prices have stabilised. The negative impact of the exchange rate (especially the euro-dollar) seen in previous quarters, has been offset and has not affected reported growth in comparable terms. In addition, results from January to March 2012 confirm the anticipated changes to the relative weight of each business area as a proportion of total group income. The Bioscience Division, which accounts for 88.1% of Grifols sales revenue, totalled 587.2 million euros, an increase of 16.4% in pro-forma1 results and 187.5% in reported results3. Continued growth is seen in the sales volume of the main hemoderivatives and Grifols consolidates its leadership in intravenous immunoglobulin (IVIG) and alpha1-antitrypsin, used for treating pulmonary emphysema, with double digit growth. Sales of the Diagnostic Division increased 16.1% to 34.7 million euros, and sales in the Hospital Division hit 27.0 million euros, 12.4% up on sales in the same period of the previous year. Changes in the geographic distribution of income have also been confirmed in the quarter. Furthermore, growth continues in all areas where the company operates through company subsidiaries located in 24 countries or through distribution agreements. In fact, from January to March 2012 more than 90% of Grifols business took place outside of Spain, with North America accounting for 62.5% of the group’s total income, Europe 22.7%, and other geographic areas 13.6%. Latin America already generates 5% of group business. Globally, Grifols’ sales in international markets exceeded 600 million euros, representing 21% growth on a pro-forma basis1 and over 200% growth in reported terms3. Strong momentum in the United States and Canada where sales revenue was 416.8 million euros, with an increase of 23.1% in pro-forma results1 and 372.3% in reported results3 when compared to 2011. In this respect, the new combined commercial FIRST QUARTER 2012 REPORT 4

GRIFOLS

structure (including marketing and sales) put into place after the second quarter of 2011 has consolidated, allowing Grifols to offer a wider portfolio of hemoderivative products, integrated and completely adapted to the different needs of the healthcare professionals who operate in this market. Moreover, marketing for other products and services specifically related to the diagnostic field (Diagnostic Division) and hospital logistics (Hospital Division) has started, contributing to the market penetration in this geographic area. In fact, from January to March 2012 projects have continued to be developed in order to implement Misterium® Clean Rooms and the Gri-fill® system in the North American market. Alongside this, the gradual introduction and marketing of the complete line of Oncotools®/ Oncopharm® and Phocus Rx™ products is being contemplated in the short term.

Sales in Europe reached 151.4 million euros. Excluding Spain, where adjustments to healthcare are taking place as part of the measures adopted to control the public deficit, sales revenue reached levels similar to those in the first quarter of 2011. However, sales in Spain have decreased around 5% on a pro-forma[1] basis to 61.9 million euros and its contribution has dropped, currently representing 9% of Grifols total income.

Furthermore, recurring income in other geographic areas continues to rise. As of March 2012, sales revenue totalled 90.8 million euros, representing a 26% increase in pro-forma results[1] and 60.9% on a reported basis[3].

SUMMARY OF SALES BY REGION[3]

IN THOUSANDS OF EUROS	1st Q. 2012	% on Sales	1st Q. 2011	% on Sales	% Var.	% Var. CC*
EU	151,356	22.7	115,916	44.3	30.6	30.6
US + CANADA	416,808	62.5	88,252	33.8	372.3	362.2
R.O.W.	90,844	13.6	56,454	21.6	60.9	59.8
SUBTOTAL	659,008	98.8	260,622	99.7	152.9	149.2
RAW MATERIALS	7,674	1.2	810	0.3	846.9	829.9
TOTAL	666,682	100.0	261,432	100.0	155.0	151.3

SUMMARY OF SALES BY DIVISIÓN[3]

IN THOUSANDS OF EUROS	1st Q. 2012	% on Sales	1st Q. 2011	% on Sales	% Var.	% Var. CC*
BIOSCIENCE	587,209	88.1	204,243	78.1	187.5	182.9
HOSPITAL	27,047	4.0	24,073	9.2	12.4	12.4
DIAGNOSTIC	34,750	5.2	29,920	11.5	16.1	15.9
RAW MATERIALS AND OTHERS	17,676	2.7	3,196	1.2	453.0	442.9
TOTAL	666,682	100.0	261,432	100.0	155.0	151.3

* Constant Currency (cc) Excludes de impact of exchange rate movements

Raw Materials & Others includes royalties and income derived from the agreements with Kedrion

FIRST QUARTER 2012 REPORT

5

GRIFOLS

MARGINS AND PROFITS

In the first quarter of 2012, Grifols' adjusted EBITDA[2] increased 41.3%[1], reaching 213.1 million euros and representing 32.0% of sales. On a reported basis[3], which for comparison purposes exclude the results of Talecris from January to March 2011, growth was 209.9%.

Taking into account the costs associated with the acquisition of Talecris and other non-recurring costs, gross operating results (EBITDA) totalled 202.6 million euros from January to March 2012 with an EBITDA margin of 30.4% to sales.

The EBITDA from the quarter benefited from continuing a cost control and reduction policy on operating expenses, and from the notable improvement in gross margins, positively affected by a moderate impact of prices, and the optimization of raw materials and manufacturing costs. In this respect, inventory reduction in the face of greater global needs for plasma in order to produce hemoderivatives and the manufacturing and marketing of more products per litre of plasma processed are two of the projected operating synergies directly linked to the streamlining of raw materials.

The group continues to work on the optimization of processes to achieve the synergies related to production efficiency for both fractionation and purification of proteins and this has started to impact on results.

Finally, net adjusted profit[2] amounted to 79.2 million euros as of March 2012, representing 11.9% of sales. This means a 117.3% growth in reported results[3]. Taking into consideration the integration costs associated with the acquisition of Talecris, net profit totalled 67.5 million euros, equivalent to 10.1% of sales.

Net profit for this quarter has not benefit from the improved financing conditions negotiated at the beginning of 2012. The impact of this will translate in a reduction in finance expenses from the second quarter of the year. Grifols estimates that it could see annual savings of approximately 55 million dollars since, among other things, this renegotiation has led to lower interest rates and a change to the tranches of the credit agreement signed with the different institutions involved in the financing for the acquisition of Talecris.

Pro-forma results[1] Grifols 1st. Quarter 2112

IN MILLIONS OF EUROS	1st Q. 2012	1st Q. 2011	% var.
REVENUES	666.7	566.5	17.7
ADJUSTED[2] EBITDA	213.1	150.9	41.3
% ON SALES	32.0	26.6	
ADJUSTED[2] NET PROFIT FOR THE GROUP	79.2	81.9	-3.3
% ON SALES	11.9	14.5	

Reported results[3] Grifols 1st. Quarter 2112

IN MILLIONS OF EUROS	1st Q. 2012	1st Q. 2011	% var.
EBITDA	202.6	64.8	212.9
% ON SALES	30.4	24.8	
ADJUSTED EBITDA[2]	213.1	68.8	209.9
% ON SALES	32.0	26.3	
NET PROFIT FOR THE GROUP	67.5	33.6	100.7
% ON SALES	10.1	12.9	
ADJUSTED[2] NET PROFIT FOR THE GROUP	79.2	36.5	117.3
% ON SALES	11.9	13.9	

FIRST QUARTER 2012
REPORT

6

GRIFOLS 2. BALANCE SHEET AS OF MARCH 2012 REDUCTION IN INVENTORY LEVELS Total assets as at March 2012 drop to 5,543.0 million euros, as opposed to the 5,807.7 million euros reported in December 2011. These differences are due to, amongst others, the effect of foreign exchange translation in the balance sheet. The reduction in inventories continues as expected. This trend that started during the third quarter of 2011 has been confirmed in the first three months of 2012. Since December 2011, inventory levels have been reduced by over 34 million euros and stock turnover stands at approximately 290 days. Cash flow improvements seen during the previous quarters have allowed Grifols to ensure the planned debt reduction of 240 million dollars, leading to a decline in the group’s net cash position in the first quarter of the year. CAPITAL INVESTMENT During the first quarter of 2012 Grifols maintained its investment plan (CAPEX) to progressively expand its production facilities in Spain and the United States allocating in the region of 40 million euros up to March 2012. The investments related to the construction of the new facility for plasma fractionation in Parets del Vallés (Barcelona – Spain) and those aimed at increasing plasma fractionation capacity at the Clayton facilities (North Carolina, USA) continue at a good pace. Furthermore, Grifols has finalized the construction of Phase IV of the production facilities located in Las Torres de Cotillas (Murcia – Spain). With this, the integration of the production at this new manufacturing facility is considered complete, allowing for an increase in capacity and automation to produce intravenous saline solutions in flexible containers destined to supply the Spanish healthcare network. The Spanish Ministry of Health has recently inspected and approved the new plant. FIRM COMMITMENT TO R&D DURING THE QUARTER Grifols’ commitment to investigation remains firm in this quarters’ results with R&D expenditure growth over 4.3%1 compared to the same quarter in 2011, totalling 28.3 million euros, that represents approximately 4.2% of sales. With regard to new projects, It is worth noting Grifols’ commitment to finding solutions to Alzheimer’s disease (AD), and in this context, the acquisition of 51% of the Aragonese company Araclon Biotech, dedicated to the research and development of therapies and diagnostic methods for neuro-degenerative diseases. Grifols’ investment in Araclon Biotech is in line with the group interest in boosting its commitment to R&D, driving several complementary research that may lead to treatments for Alzheimer’s patients. In this respect, the work at Araclon Biotech has been positive to date, both with regard to the development of a useful and effective test that contributes to early diagnosis and to a vaccine for its treatment. Grifols has started a new medical study for the treatment of Alzheimer’s with plasma derivatives, with approximately 400 patients from Spain and the United States taking part. This trial, complementary to two previous studies by the group, involves the combined treatment of plasmapheresis with the administration of albumin and intravenous immunoglobulin (IVIG), two of the main plasma derivatives, in different regimens and doses. Furthermore, the group is continuing its R&D projects for the use of plasmin in cases of acute peripheral arterial occlusion and the ongoing studies for the use of Fibrin Sealant biological glue in various types of surgery, amongst other projects. FIRST QUARTER 2012 REPORT 7

GRIFOLS

GRIFOLS' NEW FINANCIAL STRUCTURE: COVENANT IMPROVEMENTS

During the first quarter of 2012 Grifols has successfully concluded negotiations on the modification and improvement of the terms and conditions of the credit agreement signed to finance the acquisition of Talecris. These include:

- A reduction of interest rates and a retranching.

- Only two financial covenants in place, relating to leverage ratio and interest coverage, and elimination of covenants relating to limitations in fixed assets investment and the debt service coverage ratio.

- Amendment to the leverage ratio (Net Financial Debt/EBITDA) limiting the distribution of dividends, improving from the current 3.75x to 4.5x.

- Voluntary debt repayment through early amortisation of 240 million dollars.

All the improvements attained mean annual savings on financial expenses and were made possible thanks to Grifols' good results following the completion of the acquisition of Talecris. The improvements obtained in the main financial categories and ratios, exceeding initial estimates, stand out. To this effect, at the close of 2011, the group's leverage ratio (NFD/EBITDA) was 4.3x (3.9x at constant exchange rate), much lower than the expected 5x adjusted EBITDA[2].

Meanwhile, estimated net financial debt rose to 2,738.2 million euro, with a cash position of 340.5 million euros.

This trend has continued during the first quarter of 2012. As at March 2012 net financial debt stood at 2,628 million euros and the net financial debt ratio over adjusted EBITDA[2] was 3.8 times. Furthermore, the forecast increase in cash flow remains unchanged, maintaining an upward trend thanks to Grifols' greater exposure to countries with shorter collection periods, a trend that has enabled the planned debt reduction of 240 million dollars.

In February 2012, Standard & Poor's confirmed Grifols' Secured Senior Debt rating at BB and unsecured debt at B, with global corporate rating at BB – with a positive outlook. In general terms, the credit rating agency values positively the initiative undertaken by Grifols with regard to the improved finance conditions as this reflects the groups commitment to expedite the completion of the planned calendar for deleveraging.

Moody's, which has not made any additional revision, maintains secured senior debt rating at Ba3, unsecured at B3, and Grifols' global corporate long term credit rating as B1.

SUMMARY OF THE CREDIT STRUCTURE AS OF MARCH 31 2012

SECURED SENIOR DEBT	AMOUNT (MILLIONS)	MATURITY (YEARS)	CONDITIONS
TRANCHE A	$886	5	3.25%
TRANCHEB	$1,960	6	3.50%
REVOLVING CREDIT LINE	$200	5	3.25%
UNSECURED SENIOR DEBT	**AMOUNT (MILLIONS)**	**MATURITY (YEARS)**	**CONDITIONS**
CORPORATE BONDS ISSUE	$1,100	7	8.25%

FIRST QUARTER 2012
REPORT

8

Grifols EQUITY As of March 2012, Grifols’ share capital was 117.9 million euros represented by 213,064,899 ordinary shares (Class A) and 113,499,346 non-voting shares (Class B). This includes the two share capital increases that took place in 2011 to cover the non-cash payment portion of the acquisition of Talecris and as alternative dividend payment to group shareholders. 3. ANALYSIS BY DIVISION POSITIVE PERFORMANCE ACROSS ALL DIVISIONS The operating results achieved by the group reflect the positive performance across all divisions and confirm Grifols’ position in the plasma products sector as the world’s third-largest company by sales volume. BIOSCIENCE DIVISION: 88.1% OF INCOME Bioscience income totalled 587.2 million euros in the first quarter of 2012, a 16.4% increase over the same period in 2011 in pro-forma1 terms and 187.5% on a reported basis3. After the integration process, this business area maintains an upward trend based on the increase in the sales volume of plasma derivatives as the division’s main engine of growth. By product, sales of intravenous immunoglobulin (IVIG) and alpha1-antitrypsin, a major plasma product for the group following the purchase of Talecris, are worth noting. Also, sales of factor VIII and albumin saw double digit growth in units sold, powered by this quarters’ performance in Russia and China. Throughout this quarter, in addition to the consolidation of the sales force and the commencement of new research projects to increase the therapy possibilities of plasma derivatives, Grifols has released the results obtained from the first clinical study it has performed on the impact of plasmapheresis on blood cholesterol levels in plasma donors. This initiative is a result of Grifols’ commitment to plasma donors that make the treatment with plasma derivatives possible, benefiting patients. In this sense, the analysis of over 9,000 samples of plasma donations from the 663 individuals on the clinical study suggest that plasmapheresis reduces low-density lipoprotein levels (LDP) or “bad cholesterol”. Furthermore, this process increases the levels of high-density lipoproteins (HDL) or “good cholesterol” in individuals with low basal HDL cholesterol levels. This discovery, without having assessed its clinical impact, could benefit not only plasma donors, but millions of people with high blood cholesterol levels. Furthermore, it confirms plasmapheresis as a non-invasive technique free from side-effects. Plasmapheresis is currently the most widely used method to obtain plasma since it allows for the separation of the plasma from other blood components (such as red blood cells, platelets and other cells). These are immediately re-injected into the donor at the same time as the donation, leading to a quicker and better donor recovery. FIRST QUARTER 2012 REPORT 9

Grifols DIAGNOSTIC DIVISION: 5.2% OF THE SALES Diagnostic saw 16.1% revenue growth, hitting 34.7 million euros, with a general increase across the main lines of business. This division is characterised as much by its internationalization as by all its possible growth pathways. It is worth noting the increase in the sale of reactive gel cards for blood typing in all of the markets where Grifols is present. HOSPITAL DIVISION: 4% OF TURNOVER The income of the Hospital Division increased by 12.4% to March 2012, reaching 27.0 million euros. International growth, mainly in hospital logistics, and the geographical diversification strategy through agreements have been the main engines of growth. In this respect, It is relevant the start of the distribution in Spain of the Actial Farmaceutica probiotic, VSL#3®, a nutritional supplement that contributes in maintaining the balance of intestinal flora and strengthens the immune system, is important. The product is suitable for adults and children, and is included in Grifols’ Gastroenterology and Nutrition line (previously Clinical Nutrition). It will be distributed both in hospital centres and in pharmacies. RAW MATERIALS DIVISION & OTHERS: 2.7% OF TURNOVER Revenue at the Raw Materials Division & Others totalled 17.7 million euros. The increase is explained by the income from the agreements with Kedrion and by the increase in the activity of Grifols Engineering. FIRST QUARTER 2012 REPORT 9 10

Grifols 4. FIRST QUARTER 2012 HIGHLIGHTS Grifols acquires 51% of Araclon During the first quarter of the year, and in relation to the promotion of the group’s R&D policies, it is worth noting the acquisition of 51% of the capital of Araclon Biotech, that has ensured the viability of this company’s project. Araclon Biotech was founded as a spin-off from the University of Zaragoza in 2004. Its main areas of research focus on the validation and marketing of a blood diagnosis kit for Alzheimer’s and the development of an effective immunotherapy (vaccine) for this disease. The operation was carried out by Gri-Cel, S.A., Grifols’ investment vehicle, that centralises the groups’ investments in companies and R&D projects in fields of medicine different to its main business, such as advanced therapies. After the acquisition, Grifols becomes the majority shareholder in Araclon Biotech with 51% of its share capital and the other founding partners maintain a 49% stake. Ongoing commitment to Human Resources In March 2012 Grifols’ average workforce comprised 11,055 employees, an 81% increase over the first quarter of 2011 as a result of the acquisition of Talecris. 74% of employees are located in North America, while 24% are based in Europe. Grifols Engineering designs and builds Nanotherapix experimental facilities Grifols Engineering has built the new experimental facilities for Nanotherapix, a technology company where Grifols has a 51% holding via Gri-Cel, S.A. These experimental laboratories with a surface area of approximately 235m2 will allow the company to continue research and development into a gene therapy platform, based on the autologous use of patients’ cells, genetically altered through an adenoviral vector. Grifols receives the Quality Management Certification for its medical devices in the United States The ISO certification 13485:2003+AC:2009 is an international standard of quality that establishes the benchmark for design, production and distribution of Grifols’ medical devices, as well as valuing the quality of management systems implemented by the company and the supervision of various related parameters including defined safety standards. Even though Grifols’ medical devices are manufactured in Spain, they are distributed in the United States, where the certification has been attained. Grifols obtains FDA approval for the production of antithrombin in Clayton The FDA has approved the new antithrombin production plant at Grifols’ manufacturing facilities in Clayton and the first lots have already been obtained. This product was still being manufactured as part of a contract agreement with Bayer in Berkeley (California). This is the only antithrombin approved by the FDA in the United States FIRST QUARTER 2012 REPORT 11

GRIFOLS

Grifols awarded prize by the Entrepreneur Circle and The Wharton Business School of the University of Pennsylvania for its international track record

The Prince of Asturias, Felipe de Borbon, awarded the president and chief executive officer of Grifols, Victor Grifols, a prize in recognition of the company's international track record in recent years. The award was granted by the Entrepreneur Circle alongside the renowned international business school The Wharton School of the University of Pennsylvania.

Grifols receives top marks in the Plan Profarma 2011 once more

Grifols was awarded the highest mark "Excellent" under the Plan Profarma for scientific research, development and technological research, an inter-ministerial initiative created to highlight those companies with significant innovative business.

5. PRO-FORMA[1] SALES BREAKDOWN

PRO-FORMA SUMMARY OF SALES BY REGION

IN THOUSANDS OF EUROS	1st Q. 2012	% on Sales	1st Q. 2011	% on Sales	% Var.	% Var. CC*
EU	151,356	22.7	154,902	27.4	-2.3	-2.3
US + CANADA	416,808	62.5	338,679	59.8	23.1	20.4
R.O.W.	90,844	13.6	72,075	12.7	26.0	25.2
SUBTOTAL	**659,008**	**98.8**	**565,656**	**99.9**	**16.5**	**14.8**
RAW MATERIALS	7,674	1.2	810	0.1	846.9	829.9
TOTAL	**666,682**	**100.0**	**566,466**	**100.0**	**17.7**	**16.0**

PRO-FORMA SUMMARY OF SALES BY DIVISION[1]

IN THOUSANDS OF EUROS	1st Q. 2012	% on Sales	1st Q. 2011	% on Sales	% Var.	% Var. CC*
BIOSCIENCE	587,209	88.1	504,624	89.1	16.4	14.5
HOSPITAL	27,047	4.0	24,073	4.2	12.4	12.4
DIAGNOSTIC	34,750	5.2	29,920	5.3	16.1	15.9
RAW MATERIALS AND OTHERS	17,676	2.7	7,849	1.4	125.2	121.1
TOTAL	**666,682**	**100.0**	**566,466**	**100.0**	**17.7**	**16.0**

FIRST QUARTER 2012 REPORT

12

Grifols PROFIT AND LOSS ACCOUNT3 IN THOUSANDS OF EUROS 1st Q. 2012 1st Q. 2011 % Var. TOTAL REVENUE 666,682 261,432 155.0 COST OF SALES (335,493) (141,910) 136.4 GROSS PROFIT 331,189 119,522 177.1 % ON SALES 49.7 45.7 R&D (28,334) (11,486) 146.7 SGA (131,785) (55,720) 136.5 OPERATING EXPENSES (160,119) (67,206) 138.3 OPERATING PROFIT 171,070 52,316 227.0 % ON SALES 25.7 20.0 FINANCIAL RESULT (68,293) (4,919) 1288.4 SHARE OF PROFIT OF EQUITY ACCOUNTED INVESTEES 112 (822) (113.6) PROFIT BEFORE TAX 102,889 46,575 120.9 % ON SALES 15.4% 17.8 INCOME TAX EXPENSE (35,380) (13,437) 163.3 NET PROFIT FOR THE YEAR 67,509 33,138 103.7 NET PROFIT FOR THE GROUP 67,529 33,645 100.7 % ON SALES 10.1 12.9 PROFIT ATTRIBUTABLE TO NON-CONTROLLING INTERESTS (20) (507) (96.1) EBITDA 202,640 64,757 212.9 % ON SALES 30.4 24.8 ADJUSTED EBITDA 2 213,137 68,772 209.9 % ON SALES 32.0 26.3 FIRST QUARTER 2012 REPORT 13

Grifols BALANCE SHEET3 IN THOUSANDS OF EUROS March 2012 December 2011 ASSETS NON-CURRENT ASSETS 3,770,105 3,878,503 GOODWILL AND OTHER INTANGIBLES 2,808,585 2,903,408 FIXED ASSETS 772,513 775,869 OTHER NON-CURRENT ASSETS 189,007 199,226 CURRENT ASSETS 1,772,920 1,929,215 INVENTORIES 996,178 1,030,341 TRADE AND OTHER RECEIVABLES 556,479 531,989 OTHER CURRENT FINANCIAL ASSETS 29,167 16,904 OTHER CURRENT ASSETS 26,128 9,395 CASH AND CASH EQUIVALENTS 164,968 340,586 TOTAL ASSETS 5,543,025 5,807,718 LIALIBITITIES EQUITY 1,684,728 1,664,994 CAPITAL 117,882 117,882 SHARE PREMIUM RESERVE 890,355 890,355 RESERVES 618,566 568,274 TREASURY STOCK (1,929) (1,927) EARNINGS 67,529 50,307 OTHER COMPREHENSIVE INCOME (10,136) 37,616 NON-CONTROLLING INTEREST 2,461 2,487 NON-CURRENT LIABILITIES 3,197,485 3,496,647 FINANCIAL LIABILITIES 2,643,364 2,945,788 OTHER NON-CURRENT LIABILITIES 554,121 550,859 CURRENT LIABILITIES 660,812 646,077 FINANCIAL LIABILITIES 190,238 162,296 OTHER CURRENT LIABILITIES 470,574 483,781 TOT AL EQUITY AND LIABILITIES 5,543,025 5,807,718 FIRST QUARTER 2012 REPORT 14

Grifols CASH FLOW3 IN THOUSANDS OF EUROS 1st Q. 2012 1st Q. 2011 NET INCOME 67,529 33,645 DEPRECIATION AND AMORTITZATION 31,570 12,441 NET PROVISIONS 934 452 OTHER ADJUSTMENTS (10,086) 14,413 CHANGES IN INVENTORIES 12,704 (10,728) CHANGES IN TRADE RECEIVABLES (4,551) 2,099 CHANGES IN TRADE PAYABLES (18,297) (8,678) CHANGE IN OPERATING WORKING CAPITAL (10,144) (17,307) NET CASH FLOW FROM OPERATING ACTIVITIES 79,803 43,644 BUSINESS COMBINATIONS AND INVESTMENTS IN GROUP COMPANIES 0 (1,509) CAPEX (47,207) (13,805) R&D/OTHER INTANGIBLE ASSETS (2,851) (2,469) OTHER CASH INFLOW /(OUTFLOW) (76) 483 NET CASH FLOW FROM INVESTING ACTIVITIES (50,134) (17,300) FREE CASH FLOW 29,669 26,344 ISSUE (REPAYMENT) OF DEBT (198,068) (72,606) OTHER CASH FLOWS FROM FINANCING ACTIVITIES 120 351 NET CASH FLOW FROM FINANCING ACTIVITIES (197,948) (72,255) TOTAL CASH FLOW (168,279) (45,911) CASH AND CASH EQUIVALENTS AT THE START OF THE YEAR 340,586 239,649 EFFECT OF EXCHANGE RATE CHANGES IN CASH AND CASH EQUIVALENTS (7,339) (13,969) CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR 164,968 179,769 FIRST QUARTER 2012 REPORT 15

Grifols GRIFOLS’ DAILY SHARE PRICE, CLASS A & CLASS B VS IBEX 35 (BASE 100, FROM JANUARY 1 TO MARCH 31 2012) 140 130 120 110 100 90 GRIFOLS B 138.10 GRIFOLS 123.08 IBEX 93.48 2012 Feb Mar Unaudited pro-forma results for Q1 2011 are provided for guidance purposes since the purchase of Talecris took place in June 2011. Excluding costs associated to the acquisition of Talecris and non-recurring costs. The results reported do not include Talecris sales from January to March 2011 since the purchase of Talecris took place in June 2011. FIRST QUARTER 2012 REPORT 16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
Name:	David I. Bell
Title:	Authorized Signatory

Date: April 24, 2012